CHINA BIOPHARMACEUTICALS HOLDINGS

Suite 1601, Building A
Jinshan Tower,  No. 8 Shan Xi Road
Nanjing, Jiangsu, China
Fax: 86-25-83205759

                                                                    June 2, 2006
Ms. Song P. Brandon
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

         Re: China Biopharmaceuticals Holdings, Inc. (the "Company") Registration Statement on Form SB-2 File No. 333-132693
                  -------------------------------------------------------

Dear Ms. Brandon:

         In response to the letter from the Securities and Exchange Commission (the "Commission"), dated June 2, 2006, and pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Company hereby respectfully requests that its Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2, Commission File No. 333-132693 (the "Post-Effective Amendment No. 1"), be immediately withdrawn and that an order of the Commission granting such withdrawal be granted.

         Upon the withdrawal of the Post-Effecive Amendment No. 1, the Company shall register the additional shares of common stock covered under the Post-Effective Amendment No. 1 on a new short-form registration statement.

         If you have any questions regarding the foregoing application for withdrawal, please free to contact Howard Jiang (212-891-3982) of Baker & McKenzie, 1114 Avenue of the Amercias, New York, New York 10036, the Company's outside counsel.


                                         Very truly yours,

                                         China Biopharmaceuticals Holdings, Inc.

                                         By: /s/ Chris Peng Mao
                                           -------------------------------------
                                           Name: Chris Peng Mao
                                           Title: Chief Executive Officer